

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2012

Via E-mail
Robert L. Newell
President
Black Hawk Funding, Inc.
1950 W. Bellerive Lane, Suite 109
Coeur d'Alene, ID 83814

Re: Black Hawk Funding, Inc.
Amended Form 1-A
Filed December 3, 2012
File No. 024-10323

Dear Mr. Newell:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Business and Properties, page 13

1.   We note your response to comment 1 of our letter dated November 2, 2012 in which you have revised your disclosure to indicate that you currently have agreements with two commercial lending companies. In your response to Comment 3(d), please name these two customers. Please clarify if either commercial lending company is affiliated with Mr. Newell and add risk factor disclosure as applicable. In this regard, we note your response to comment 9 of our letter dated November 2, 2012 and the disclosure on page 44.

Offering Price Factors, page 20

2.   We note your response to comment 5 of our letter dated November 2, 2012. When calculating the implicit post-offering value of the Company, only convertible shares that

have been issued should be included. Authorized, but unissued, shares should be excluded from the calculation. Please revise your disclosure accordingly.

Note 2 – Summary of Significant Accounting Policies, page 46

Revenue and Cost Recognition, page 47

3.   We note your response to comment 10 of our letter dated November 2, 2012 and your revised disclosure. Please further revise your disclosure to include the portions of your response that indicate 1) no fee is paid unless a loan is originated, 2) all revenue earned to date has been from license agreements and 3) the Company has not originated any loans to date.

Exhibit H

4.   We note your response to comment 11 of our letter dated November 2, 2012. We continue to note the disclosure in Exhibit H, for example purposes only, "average loan request size: $3.9M" and well as "access to high returns from low risk." Please tell us how this information relates to your company, how Exhibit H is being used by you and revise to reconcile with your disclosure on page 11 that you have little operating history and a cumulative loss of approximately $26,732.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Tyler B. Wilson, Esq.
        Via E-mail